                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 -------------

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

(Mark One):

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].
For the fiscal year ended                    December 31, 1997

                                                        OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from                                      to

Commission File number:  1-11570

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Transworld Healthcare, Inc. 401(k) Profit Sharing Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Transworld Healthcare, Inc.
                                           555 Madison Avenue
                                           New York, New York 10022

                              REQUIRED INFORMATION

         The following financial statements for the Transworld Healthcare, Inc. 401(k) Profit Sharing Plan (the "Plan") are located beginning on page F-i of this Annual Report on Form 11-K:

         1. The Plan's Audited Statements of Net Assets Available for Plan Benefits with Fund Information at December 31, 1997 and 1996

         2. The Plan's Audited Statement of Changes in Net Assets Available for Plan Benefits with Fund Information for the Year Ended December 31, 1997.

                                    EXHIBITS

         The exhibits listed below are filed as part of this Annual Report on Form 11-K:

Exhibit Number                Title

 23.1* Consent of Coopers and Lybrand L.L.P, independent accountants of the Plan.



------------------
*Filed herewith.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            TRANSWORLD HEALTHCARE, INC.
                                            401(k) PROFIT SHARING PLAN

Dated: May 4, 1998                          /s/  WAYNE A. PALLADINO
                                            -----------------------
                                            Wayne A. Palladino, Trustee

                                            /s/  GREGORY E. MARSELLA
                                            ----------------------------
                                            Gregory E. Marsella, Trustee

TRANSWORLD HEALTHCARE, INC.
401(K) PROFIT SHARING PLAN


INDEX

                                                                 PAGE

Report of Independent Accountants                                1-2

Financial Statements:
   Statements of Net Assets Available for Plan Benefits
     with Fund Information at December 31, 1997 and 1996           3

   Statement of Changes in Net Assets Available for
     Plan Benefits with Fund Information for the Year
     Ended December 31, 1997                                       4

   Notes to the Financial Statements                            5-11

Supplemental Schedules:
   Item 27a-Schedule of Assets Held for Investment
     Purposes at December 31, 1997                                12

   Item 27d-Schedule of Reportable Transactions
     for the Year Ended December 31, 1997                         13

REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Trustees of the
Transworld HealthCare, Inc.
401(k) Profit Sharing Plan:


We have audited the accompanying statements of net assets available for plan benefits of the Transworld HealthCare, Inc. 401(k) Profit Sharing Plan (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996 and the changes in net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for Plan benefits and the statement of changes in net assets available for Plan benefits are presented for purposes of additional analysis rather than to present the net assets available for Plan benefits and changes in net assets available for Plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The supplemental schedule of assets held for investment purposes that accompanies the Plan's financial statements does not disclose the historical cost of certain Plan assets held by the Plan's custodian. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.





New York, New York
April 7, 1998

TRANSWORLD HEALTHCARE, INC.
401(K) PROFIT SHARING PLAN

Statements of Net Assets Available for Plan Benefits with Fund Information at December 31, 1997 and 1996.


                                                                           1997
                                 ------------------------------------------------------------------------------------
                                 GROWTH
                                  AND     AGGRESSIVE           CURRENT   COMMON STOCK    MONEY
                                 INCOME    GROWTH     GROWTH    INCOME   OF TRANSWORLD   MARKET  PARTICIPANT
                                  FUND      FUND       FUND      FUND   HEALTHCARE, INC   FUND      NOTES       TOTAL
                                 -------- ---------- --------- --------- -------------- -------- ----------   ---------
Investments, at fair value:
   Mutual funds                  $75,754   $223,214  $180,718   $21,190                                        $500,876
   Common stock of
     Transworld HealthCare, Inc.                                            $36,694                              36,694
   Money market                                                                         $25,484                  25,484
                                 -------- ---------- --------- --------- -------------- -------- ----------   ---------
Total investments                 75,754    223,214   180,718    21,190      36,694      25,484                 563,054
                                 -------- ---------- --------- --------- -------------- -------- ----------   ---------
Receivables:
   Employer contribution                                                     26,883                              26,883
   Participants'
     contributions                 1,125      3,663     2,541       386                                           7,715
                                 -------- ---------- --------- --------- -------------- --------- ---------   ---------
Total receivables                  1,125      3,663     2,541       386      26,883                              34,598

                                 -------- ---------- --------- --------- -------------- --------- ---------   ---------
Participant notes receivable                                                                        $52,494      52,494

Transfers                          3,873      7,050     8,306    (1,550)       (509)      (17,170)
                                 -------- ---------- --------- --------- --------------- --------- --------   ---------
Net assets available
   for Plan benefits             $80,752   $233,927  $191,565   $20,026     $63,068        $8,314   $52,494    $650,146
                                 ======== ========== ========= ========= =============== ========= ========   =========


                                                                         1996
                                 ------------------------------------------------------------------------------------
                                 GROWTH
                                   AND    AGGRESSIVE           CURRENT   COMMON STOCK    MONEY
                                 INCOME    GROWTH     GROWTH    INCOME   OF TRANSWORLD   MARKET   PARTICIPANT
                                  FUND      FUND       FUND      FUND   HEALTHCARE, INC.  FUND      NOTES       TOTAL
                                 -------- ---------- --------- --------- -------------- -------- ----------   ---------
Investments, at fair value:
   Mutual funds                  $146,172  $248,676  $258,502   $75,721                                        $729,071
   Common stock of
     Transworld HealthCare, Inc.                                            $29,439                              29,439
   Money market                                                                         $29,098                  29,098
                                 -------- ---------- --------- --------- -------------- -------- ----------   ---------
Total investments                146,172    248,676   258,502    75,721      29,439      29,098                 787,608
                                 -------- ---------- --------- --------- -------------- -------- ----------   ---------

Receivables:
   Employer contribution                                                     53,783                              53,783
   Participants'
     contributions                 1,757      4,044     3,362       117         373         195                   9,848
                                 -------- ---------- --------- --------- -------------- -------- ----------   ---------
Total receivables                  1,757      4,044     3,362       117      54,156         195                  63,631
                                 -------- ---------- --------- --------- -------------- -------- ----------   ---------

Participant notes receivable                                                                        $8,808        8,808

Transfers                          2,966      2,854     3,788       323      (1,743)     (8,188)
                                 -------- ---------- --------- --------- -------------- -------- ----------   ---------
Net assets available
   for Plan benefits             $150,895  $255,574  $265,652   $76,161     $81,852     $21,105     $8,808     $860,047
                                 ======== ========== ========= ========= ============== ======== ==========   =========





THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

TRANSWORLD HEALTHCARE, INC.
401(K) PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Plan Benefits with Fund Information for the Year Ended December 31, 1997


                                                                        1997
                          -----------------------------------------------------------------------------------------------
                            GROWTH
                             AND       AGGRESSIVE             CURRENT   COMMON STOCK     MONEY
                            INCOME       GROWTH     GROWTH    INCOME    OF TRANSWORLD    MARKET  PARTICIPANT
                             FUND         FUND       FUND      FUND    HEALTHCARE, INC.  FUND      NOTES        TOTAL
                           ---------- ------------ --------- --------- ---------------- ------- ------------ -----------
ADDITIONS TO NET ASSETS
   ATTRIBUTED TO:
     Contributions:
        Participants          $49,054     $142,748  $115,752   $12,766       $13,515     $6,020               $339,855
        Employer, net                                                         26,883                            26,883

     Dividend and interest
        income                  9,884                 11,839     4,198                    2,006     $2,119      30,046

     Net appreciation
       (depreciation) in
       fair value of
       investments             30,572       37,826    38,503       363       (22,666)                           84,598
                           ----------- ------------ -------- ---------- -------------   ------- ---------- -----------
        Total additions        89,510      180,574   166,094    17,327        17,732      8,026      2,119     481,382
                           ----------- ------------ -------- ---------- -------------   ------- ---------- -----------
DEDUCTIONS FROM NET
ASSETS ATTRIBUTED TO:
     Benefits paid to
        participants         (152,188)    (192,252) (230,702)  (63,293)     (35,319)    (17,529)              (691,283)
                           ------------ ----------- --------- --------- -------------   ------- ---------- -----------
     Total deductions        (152,188)    (192,252) (230,702)  (63,293)     (35,319)    (17,529)              (691,283)
                           ------------ ----------- --------- --------- -------------   ------- ---------- -----------

Net (decrease) increase
  prior to interfund
  transfers                   (62,678)     (11,678)  (64,608)  (45,966)     (17,587)     (9,503)     2,119    (209,901)

Interfund transfers
                               (7,465)      (9,969)   (9,479)  (10,169)      (1,197)     (3,288)    41,567
                           ------------ ----------- --------- --------- -------------   ------- ---------- -----------

Net (decrease) increase
  in net assets available
  for plan benefits           (70,143)     (21,647)  (74,087)   (56,135)    (18,784)    (12,791)    43,686    (209,901)

Net assets available for
   plan benefits
   beginning of year          150,895      255,574   265,652     76,161      81,852      21,105      8,808     860,047
                           ------------ ----------- --------- --------- -------------   ------- ---------- -----------

Net assets available for
   plan benefits
   end of year                $80,752     $233,927  $191,565    $20,026     $63,068      $8,314    $52,494    $650,146
                           ============ =========== ========= ========= =============   ======= =========== ===========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

TRANSWORLD HEALTHCARE, INC.
401(K) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS


1.       PLAN DESCRIPTION:

         GENERAL

         The Transworld HealthCare, Inc. 401(k) Profit Sharing Plan (the "Plan") is a defined contribution plan covering all employees of Transworld HealthCare, Inc. (the "Company") with more than one year of service of at least 1,000 hours and who have attained the age of
         21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         CONTRIBUTIONS

         The Plan operates as a Salary Reduction Plan. Each participant may enter into an agreement with the Company under which the Company will reduce the participant's salary by an agreed amount and contribute that amount to the Salary Reduction Plan. A participant may elect to contribute, in any plan year, from 1% to 15% of their compensation, not to exceed the maximum dollar amount allowable in any calendar year. The maximum allowable amount for 1997 was $9,500.

         The Company may make an additional matching contribution at its discretion. The Company's matching contribution is currently in the form of Transworld HealthCare, Inc. common stock. A participant must be employed on the last day of the plan year to be eligible to receive a matching contribution for that year.

         VESTING

         Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after seven years of credited service. Forfeited nonvested accounts are used to reduce future employer contributions.

         INVESTMENT OPTIONS

         Upon enrollment in the Plan, each participant may direct employee contributions in 5% increments in any of six investment options.

TRANSWORLD HEALTHCARE, INC.
401(K) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

1.       PLAN DESCRIPTION (CONTINUED):

         GROWTH AND INCOME FUND - Funds are invested primarily in stocks of large-cap companies with a history of stable and improving earnings and generally increasing dividend payments.

         AGGRESSIVE GROWTH FUND - Funds are invested in aggressive capital growth companies that have demonstrated superior earnings growth.

         GROWTH FUND - Funds are invested primarily in stocks of companies that are undervalued relative to the stock market as a whole.

         CURRENT INCOME FUND - Funds are invested to provide high monthly income, while maintaining relative stability of principal by investing only in U.S. treasuries with maturities of three years or less.

         COMMON STOCK OF TRANSWORLD HEALTHCARE, INC. - Funds are invested in the common stock of Transworld HealthCare, Inc., which is publicly traded on the NASDAQ market.

         MONEY MARKET FUND - Funds are invested in money market accounts where they can remain or be transferred out to purchase investments in the above mentioned funds and/or common stock.

         At the beginning of each quarter, each participant may, upon written request, transfer a balance or change investment elections.

         PARTICIPANT NOTES RECEIVABLE

         Each participant may borrow money from their fund accounts from a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the participant's highest outstanding loan balance during the twelve month period ending the day before the date of the loan, or 50% of the participant's vested interest in the Plan. Loans bear interest at a rate commensurate with local prevailing rates. Loan principal and interest may not extend beyond five years except in the case of purchasing a primary residence, which can extend to a maximum of thirty years. Loans must be amortized in substantially level payments with payment to be made not less frequently than quarterly.

TRANSWORLD HEALTHCARE, INC.
401(K) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)


1.       PLAN DESCRIPTION (CONTINUED):

         PAYMENT OF BENEFITS

         Upon termination of service due to death, disability, termination or retirement, a participant may elect to receive the payment of benefits in three different methods. A participant may receive a lump sum amount equal to the value of the participant's vested interest in his/her account. A participant may receive a partial distribution or periodic payment that may not extend beyond his/her life expectancy or, if the participant is married, the joint life expectancy of the participant and spouse. Finally, a participant may receive substantially equal installments spread over not more than the participants life expectancy or, if named, the joint life expectancy of the participant or spouse. In no event shall any benefit be paid in the form of an annuity.

         FORFEITED ACCOUNTS

         As of December 31, 1997, forfeited nonvested accounts totaled $5,273. These accounts will be used to reduce future employer contributions.

         The aforementioned description of the Plan is provided for general informational purposes only. Plan participants should refer to the Plan document for further detailed Plan information.


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         BASIS OF ACCOUNTING

         The financial statements of the Plan have been prepared on the accrual basis of accounting.

         INVESTMENT VALUATION

         Investments are held by Salomon Smith Barney, the Custodian of the Plan. Investments in common stock traded on a national securities exchange are valued at the last reported sales price on the last business day of the fiscal year. Investments in mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan on the last business day of the fiscal year.

TRANSWORLD HEALTHCARE, INC.
401(K) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):


         Purchases and sales of investments are recorded on the trade date of the transactions. Dividend income is recorded on the ex-dividend date and reinvested into the respective fund. Income from other investments is recorded as earned on the accrual basis. The average cost basis is used in determining gain or loss on Plan investments sold.

         The Plan presents in the statement of changes in net assets available for plan benefits, the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

         BENEFIT PAYMENTS

         Benefits are recorded when paid.

         INCOME ALLOCATION

         Plan earnings are distributed periodically to participants' individual accounts based upon their relative average balances.

         ADMINISTRATIVE EXPENSES

         All expenses associated with Plan administration are paid by the Company. During 1997 administrative expenses incurred by the Company on behalf of the Plan amounted to $15,368.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

TRANSWORLD HEALTHCARE, INC.
401(K) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

         RISKS AND UNCERTAINTIES

         The plan provides for various investment fund options which may invest in any combination of stocks, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

3.       INVESTMENTS:

         Investments at fair value held by fund type are summarized as follows at December 31, 1997:


                                 GROWTH
                                   AND     AGGRESSIVE             CURRENT   COMMON STOCK    MONEY
                                 INCOME     GROWTH      GROWTH    INCOME    OF TRANSWORLD   MARKET
                                  FUND       FUND        FUND      FUND   HEALTHCARE, INC.   FUND       TOTAL
                               ---------  ----------  ---------  --------  --------------  --------   --------
AIM Charter Fund                 $75,754 *                                                             $75,754
AIM Constellation Fund                      $223,214 *                                                 223,214
AIM International Equity Fund                           $55,376 *                                       55,376
AIM Value Fund                                          125,342 *                                      125,342
AIM Limited Maturity
  Treasury Shares                                                 $21,190                               21,190
Common Stock of
  Transworld HealthCare, Inc.                                                   $36,694 *               36,694
Salomon Smith Barney
  Money Funds                                                                               $25,484     25,484
                                =========  ==========  =========  ========  ==============  ========  ========
                                 $75,754    $223,214   $180,718   $21,190       $36,694     $25,484   $563,054
                                =========  ==========  =========  ========  ==============  ========  ========

----------
* The fair value of individual investments that represent 5% or more of net assets available for Plan benefits.

         Investments at fair value held by fund type are summarized as follows at December 31, 1996:


                               GROWTH
                                 AND     AGGRESSIVE             CURRENT   COMMON STOCK     MONEY
                               INCOME     GROWTH      GROWTH    INCOME    OF TRANSWORLD    MARKET
                                FUND       FUND        FUND      FUND   HEALTHCARE, INC.    FUND      TOTAL
                              ---------  ----------  ---------  --------  --------------  --------  ---------
AIM Charter Fund              $146,172 *                                                            $146,172
AIM Constellation Fund                    $248,676 *                                                 248,676
AIM International Equity
  Fund                                                $84,028 *                                       84,028
AIM Value Fund                                        174,474 *                                      174,474
AIM Limited Maturity
  Treasury Shares                                               $75,721 *                             75,721
Common Stock of
  Transworld HealthCare, Inc.                                                   $29,439               29,439
Salomon Smith Barney
  Money Funds                                                                              $29,098    29,098
                              ---------  ----------  ---------  --------  --------------  --------  ---------
                              $146,172    $248,676   $258,502   $75,721         $29,439    $29,098  $787,608
                              =========  ==========  =========  ========  ==============  ========  =========

----------
* The fair value of individual investments that represent 5% or more of net assets available for Plan benefits.

TRANSWORLD HEALTHCARE, INC.
401(K) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

4.       RELATED PARTY TRANSACTIONS:

         Certain Plan investments are shares of money market funds managed by Salomon Smith Barney. Salomon Smith Barney is the custodian and investment manager as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

         During 1997, the Company contributed 6,304 shares of common stock (representing a contribution dollar amount of $53,783) to the Plan to fund the employer match.

5.       TAX STATUS:

         The Plan is qualified under Section 401(a) of the Internal Revenue Code, and, accordingly, the Plan is exempt from income taxes.

         The Plan obtained its latest determination letter dated January 2, 1997 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

6.       TERMINATION PRIORITIES:

         Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100 percent vested in their accounts.

7.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

         The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:



                                                                      1997             1996
                                                                 --------------   ---------------

          Net assets available for plan benefits
             per the financial statements                           $650,146          $860,047

          Amounts allocated to withdrawing participants              (46,669)              (35)

          Net assets available for plan benefits
                                                                 ==============   ===============
             per the Form 5500                                      $603,477          $860,012
                                                                 ==============   ===============

TRANSWORLD HEALTHCARE, INC.
401(K) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

7.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500(CONTINUED):

         The following as a reconciliation of benefits paid to participants per the financial statements to the Form 5500:
                                                                     1997
                                                                ---------------
          Benefits paid to participants per the
             financial statements                                  $691,283

          Add:  Amounts allocated to withdrawing
             participants at December 31, 1997                       46,669

          Less:  Amounts allocated to withdrawing
             participants at December 31, 1996                          (35)
                                                                ===============
          Benefits paid to participants per the Form 5500          $737,917
                                                                ===============

TRANSWORLD HEALTHCARE, INC.
401(K) PROFIT SHARING PLAN

ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT
DECEMBER 31, 1997


    FACE VALUE/
      # SHARES                                                                         FAIR
       UNITS                                                            COST          VALUE
---------------------                                                ------------   -----------
MUTUAL FUNDS
------------

     6,153.897       * AIM Charter Fund                                           $     75,754
     8,461.480       * AIM Constellation Fund                                          223,214
     3,315.911       * AIM International Equity Fund                                    55,376
     3,866.184       * AIM Value Fund                                                  125,342
     2,104.278       * AIM Limited Maturity Treasury Shares                             21,190
                                                                                    -----------

                       TOTAL MUTUAL FUNDS                                              500,876
                                                                                    -----------

COMMON STOCKS
-------------

       5,242         * Transworld HealthCare, Inc.                                      36,694
                                                                                    -----------

                       TOTAL COMMON STOCKS                                              36,694
                                                                                    -----------

MONEY MARKET FUNDS
------------------

      25,484         * Salomon Smith Barney Money Funds, Inc. CLA    $    25,484        25,484
                                                                     ------------   -----------

                       TOTAL MONEY FUNDS                                  25,484        25,484
                                                                     ------------   -----------

PARTICIPANT NOTES RECEIVABLE
----------------------------

                       Participant Notes Receivable                       52,494        52,494
                                                                     ------------   -----------

                       TOTAL PARTICIPANT NOTES RECEIVABLE                 52,494        52,494
                                                                     ------------   -----------

                       TOTAL INVESTMENTS                                            $  615,548
                                                                                    ===========

-------------
*-Party-in-interest


The Custodian is not able to provide the Plan with historical cost information pertaining to certain Plan investments. As a result, the supplemental schedule of assets held for investment purposes excludes the historical cost of the Plan's investments.

TRANSWORLD HEALTHCARE, INC.
401(K) PROFIT SHARING PLAN

ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1997


   (a)              (b)                (c)         (d)      (e)          (f)          (g)           (h)          (i)

                                                                            Expense                 Current value
Indentity                                                                  incurred                  of asset on
of party                                Purchase    Selling    Lease         with       Cost of      transaction     Net
involved   Description of asset          price       price     rental     transaction    asset          date         gain
--------------------------------------------------------------------------------------------------------------------------

*         AIM Value Fund
           Purchases                     $ 93,782   $   --     $   --     $    --     $ 93,782         $ 93,782   $   --
           Sales                             --      162,162       --          --      132,561          162,162     29,601

*         AIM Charter Fund
           Purchases                       69,728       --         --          --       69,728           69,728       --
           Sales                             --      170,016       --          --      138,693          170,016     31,323

*         AIM Constellation Fund
           Purchases                      172,527       --         --          --      172,527          172,527       --
           Sales                             --      213,487       --          --      186,648          213,487     26,839

*         AIM Limited Maturity
           Fund Purchases                    --         --         --          --         --               --         --
           Sales                             --       73,811       --          --       73,352           73,811        459

*         AIM International Equity Fund
           Purchases                       54,512       --         --          --       54,512           54,512       --
           Sales                             --       85,478       --          --       76,897           85,478      8,581

*         Transworld HealthCare, Inc.
          Common Stock Fund
           Purchases                       65,090       --         --          --       65,090           65,090       --
           Sales                             --         --         --          --         --               --         --


-------------------

           *-Party-in-interest